VIA EDGAR

August 27, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Dougherty
Division of Corporation Finance

Re:	Points International Ltd.
Form 20-F for the year ended December 31, 2008
Filed 6/30/09
File No. 000-51509

Dear Mr. Dougherty:

We are writing to respond to the comments set forth in the comment letter, dated July 20, 2009 (the "Comment Letter"), of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") relating to the Form 20-F for the Fiscal Year Ended December 31, 2008 filed by Points International Ltd. (the "Company") on June 30, 2009 (the "Form 20-F").

For your convenience, the text of the Staff's comments is set forth below and is followed by the Company's responses to such comments. Capitalized terms in the Form 20-F and used in the following response without definition shall have the meanings specified in the Form 20-F.

Form 20-F for the year ended December 31, 2008

D. Risk Factors, page 3

1.

The subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, many of your subheadings currently either only state a general topic that is applicable to almost any corporation, such as “Current Economic Climate,” “Revenues,” “Competition,” “Brand,” “Intellectual Property” and “Liabilities of the Company,” or merely state a condition of your industry, such as “Travel Industry Risk,” “Internet Viability and System Infrastructure Reliability Risk,” and “Dependence on Loyalty Program Partners.” Each subheading should succinctly state the specific risks that result from the facts or uncertainties that will be further discussed.

The Company concurs with the Staff regarding the Company’s risk factor disclosure and will address the comment set forth above in future filings.

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com

United States Securities and Exchange Commission
Division of Corporation Finance

2.

Please also present the risks in more concrete terms. For example, in your risk factor on page 5 entitled “Competition” you only describe in general terms that you compete with several companies, some of which may have greater financial resources, and that increased competition could cause price reductions and loss of market share. Because nearly all companies are subject to competition, this risk factor discussion is not descriptive of the competition that is specific to your company and the attendant risks. See Item 3.D of Form 20-F. For more information, see Risk Factor Guidance in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available at http://www.sec.gov/interps/legal/cfslb7a.htm#risk.

The Company concurs with the Staff regarding the Company’s risk factor disclosure and will address the comment set forth above in future filings.

3.

Moreover, in many instances neither the subheading, nor the related paragraphs provide the quantitative information that is necessary to inform shareholders and potential investors of the scope of the risk that is posed by the condition or uncertainty that is discussed. Please revise your disclosure in future filings.

The Company concurs with the Staff regarding the Company’s risk factor disclosure and will address the comment set forth above in future filings.

“Dependence on Loyalty Program Partners,” page 4

4.

You disclose that two loyalty program customers accounted for 78% of your revenues in fiscal 2008. Please tell us what consideration you have given to naming these key partners and to filing your agreements with these customers as contracts to which your business is substantially dependent. See Exhibit 4(b)(ii) to the Instructions as to Exhibits to Form 20-F.

The Company advises the Staff that it has considered and decided not to provide the specific detailed disclosure around revenues associated with specific named partners for competitive reasons. The Company currently carries on business activity with several partners of similar size and variability in contribution to the financial results. Many of these partners operate in direct competition with one another. Detailed disclosure of partner specific information that is confidential has the potential to impair the Company’s relationship with these partners and could adversely affect the Company’s ability to negotiate agreements in its best interest.

The Company provides multiple products to these two loyalty program partners under multiple independent contracts. These contracts are entered into in the ordinary course of business and the Company’s business is not substantially dependant on any one of them.

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com

United States Securities and Exchange Commission
Division of Corporation Finance

Part II

Item 16C. Principal Accountant Fees and Services, page 41

5.

You do not appear to have disclosed the audit committee’s pre-approval policies and procedures, nor the percentage of services that were pre-approved by the audit committee, as required by Item 16C(e)(1)-(2) of Form 20-F. Please advise.

The Company’s audit committee has not established any pre-approval policies or procedures within the meaning of paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X. All audit and non-audit services are approved by the Company’s audit committee where required. As such, no services were pre-approved during the year pursuant to any such pre-approval policies and procedures. In future 20-F filings, the Company will include a negative statement to that effect.

In connection with our response to your comment letter, the Company acknowledges and affirms the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

(signed) Rob Maclean

Rob MacLean
Chief Executive Officer

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com